UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                  SCHEDULE 13D



                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 1)*

                            PACIFIC TECHNOLOGY, INC.

--------------------------------------------------------------------------------
                                (Name of Issuer)
                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   69488P-10-0
--------------------------------------------------------------------------------
                                 (CUSIP Number)

               DERON COLBY, ABRAMS GARFINKEL MARGOLIS BERGSON, LLP
          4100 NEWPORT PLACE STREET, SUITE 830, NEWPORT BEACH, CA 92660
                                 (949) 250-8655

--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 7, 2004

--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]


         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.


         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   69488P-10-0
---------

--------------------------------------------------------------------------------

                  1.  Names of Reporting Persons. I.R.S. Identification
                      Nos. of above persons (entities only).
                      STANLEY MCCROSKY
                      ----------------------------------------------------------
--------------------------------------------------------------------------------

                 2. Check the Appropriate Box if a Member of a Group (See Instructions)
                   (a)
                      ----------------------------------------------------------
                   (b)
                      ----------------------------------------------------------
--------------------------------------------------------------------------------

                 3.   SEC Use Only
                                  ----------------------------------------------
--------------------------------------------------------------------------------

                 4.   Source of Funds (See Instructions) OO
                                                        ------------------------
--------------------------------------------------------------------------------

                 5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
                                                   -----------------------------
--------------------------------------------------------------------------------

                 6.   Citizenship or Place of Organization UNITED STATES
                                                          ----------------------
--------------------------------------------------------------------------------

Number of        7. Y Sole Voting Power  15,000
                                         ---------------------------------------
Shares                ----------------------------------------------------------

Beneficially     8.   Shared Voting Power 0
                                          --------------------------------------
Owned by              ----------------------------------------------------------

Each             9. Y Sole Dispositive Power 15,000
                                             -----------------------------------
Reporting             ----------------------------------------------------------

Person           10.  Shared Dispositive Power  0
                                                --------------------------------
With                  ----------------------------------------------------------

                 11. Aggregate Amount Beneficially Owned by Each Reporting Person 15,000
                             ---------------------------------------------------
--------------------------------------------------------------------------------

                 12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                             ---------------------------------------------------
--------------------------------------------------------------------------------

                 13.  Percent of Class Represented by Amount in Row (11) 0.2%
                                                                         -------
--------------------------------------------------------------------------------

                 14.  Type of Reporting Person (See Instructions) IN
                                                                  --------------
--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER
----------------------------

This statement relates to shares of the common stock, $.001 par value of Pacific Technology, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 26586 Guadiana Mission Viejo, California 92691.


ITEM 2.  IDENTITY AND BACKGROUND
--------------------------------

(a)       Name:                          Stanley  McCrosky

(b)       Business Address:              26586 Guadiana Mission Viejo,
                                         California 92691

(c)       Present Principal              Chief Financial Officer of
          Occupation:                    the Issuer.

(d)       Disclosure of Criminal         Mr. McCrosky has not been convicted in
          Proceedings:                   any criminal proceeding at any time.


(e)       Disclosure of Civil            Mr. McCrosky  has not been  subject to
          Proceedings:                   any judgment, decree or final order
                                         enjoining violations of or prohibiting
                                         or mandating activities subject to
                                         federal or state securities laws or
                                         finding any violations with respect
                                         to such laws.

(f)       Citizenship:                   Mr. McCrosky is a citizen of the
                                         United States.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
---------------------------------------------------------

Mr. McCrosky previously owned 4,500,000 shares of the Issuer's common stock. Pursuant to a share exchange agreement with the Issuer's privately held subsidiary, Mr. McCrosky exchanged 4,485,000 shares for shares of the privately held subsidiary.

ITEM 4.  PURPOSE OF TRANSACTION
-------------------------------

Mr. McCrosky agreed to exchange his 4,485,000 shares of the Issuer's common stock in exchange for a pro-rata share of the Issuer's shares of the subsidiary in a spin off transaction.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER
---------------------------------------------

(a)  Mr. McCrosky' aggregate beneficial ownership is 15,000 shares.

(b) Mr. McCrosky has sole voting and dispositive power as to the 15,000 shares he owns directly, which comprises approximately 0.2% of the Issuer's total issued and outstanding shares.

(c) Mr. McCrosky previously owned 4,500,000 shares of the Issuer's common stock. Pursuant to a share exchange agreement with the Issuer's privately held subsidiary, Mr. McCrosky exchanged 4,485,000 shares for shares of the privately held subsidiary.

(d)  Not Applicable.

(e)  Not Applicable.

ITEM 6. CONTACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
-------------------------------------------------------------------------------

None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS
-----------------------------------------

None.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


July 8, 2004
-----------------------------------------
Date



/s/ Stanley  McCrosky
-----------------------------------------
Stanley  McCrosky


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.




            ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)